August 5, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso
Amanda Ravitz
Louis Rambo

Re:	InvenSense, Inc.
Registration Statement Filed on Form S-1
Registration No. 333-167843

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the InvenSense, Inc. Registration Statement on Form S-1 (File No. 333-167843) to 4:00 p.m. Eastern Daylight Time on August 9, 2011, or as soon thereafter as practicable.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to such filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve InvenSense, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

InvenSense, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify John W. Campbell III, Esq. of Morrison & Foerster LLP, counsel to InvenSense, Inc., at (415) 268-7197 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

[Signature page follows]

1197 Borregas Ave. Sunnyvale, CA 94089-1306  •  Tel 408.988.7339  •   Fax 408.988.8104

www.invensense.com

Very truly yours,

INVENSENSE, INC.

By:	/s/ Steven Nasiri
Name: STEVEN NASIRI
Title: Chief Executive Officer

1197 Borregas Ave. Sunnyvale, CA 94089-1306  •  Tel 408.988.7339  •  Fax 408.988.8104

www.invensense.com